Paul B. Raymond

+1.617.951.8527

paul.raymond@morganlewis.com

February 9, 2017

VIA EDGAR

Asen Parachkevov

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	City National Rochdale Reinsurance Premium Fund

(File Nos. 333-214903 and 811-23217)

Dear Mr. Parachkevov:

This letter responds to the comments we received from the SEC Staff in a letter dated January 4, 2017 to an initial Registration Statement on Form N-2 on behalf of City National Rochdale Reinsurance Premium Fund (the “Fund”), as filed with the U.S. Securities and Exchange Commission (“SEC”) on December 5, 2016. Following are the Staff’s comments and the Fund’s response thereto. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

General

1.

Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: Acknowledged.

2.	Comment: Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

Morgan, Lewis & Bockius LLP

One Federal Street
Boston, MA 02110	+1.617.341.7700
United States	+1.617.341.7701

February 9, 2017

Response: The Fund has neither submitted nor expects to submit an exemptive application or no-action request in connection with the Registration Statement.

3.	Comment: Please confirm that the Fund does not intend to issue preferred stock, convertible or debt securities in the 12 months following effectiveness of the Registration Statement.

Response: The Fund confirms that it does not intend to issue preferred stock, convertible or debt securities in the 12 months following effectiveness of the Registration Statement.

Cover Page

4.

Comment: Please restate the definition of “insurance-linked securities” to specifically disclose all investment products that will be utilized for the purposes of complying with the 80% test under Rule 35d-1. Please ensure to remove any catch-all categories, such as “other insurance-and reinsurance-related securities.”

Response: Please note that, since the filing of the initial Registration Statement, the Fund’s name has been changed to “City National Rochdale Select Strategies Fund,” a name which does not implicate the 80% test under Rule 35d-1 under the 1940 Act. In response to the other portion of the Staff’s comment, the Fund’s principal investment strategies have been revised to remove catch-all categories.

5.

Comment: Under “Principal Investment Strategies,” it is disclosed that the Fund may invest in insurance-linked securities through Special Purpose Entities. With respect to such Special Purposes Entities, please explain the following:

a.

Please explain whether the Fund will invest in Special Purpose Entities (or other investment vehicles) that rely on either of the exceptions from the definition of an investment company set forth in Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act of 1940 (the “1940 Act”). We may have additional comments.

Response: The Fund confirms that each of the Special Purpose Entities in which the Fund plans to invest are expected to rely on the exception from the definition of an investment company set forth in Section 3(c)(1) of the 1940 Act. None of the Special Purpose Entities will conduct, or is proposing to conduct, a public offering of its securities. In addition, none of the Special Purpose Entities will have more than one hundred beneficial owners of its securities for purposes of Section 3(c)(1). Further, the Fund will not own any voting securities of any of such entities. Accordingly, look through to investors of the Fund under the 1940 Act for purposes of calculating adherence to the 100 investor limit will not be applicable. Finally, the Fund, which expects to invest in at least thirteen Special Purpose Entities, among other things, and expects to invest no more than 25% of its assets in any one

February 9, 2017

Special Purpose Entity, has not been “formed for the purpose” of investing in the Special Purpose Entities.

b.	Please explain how the expenses of the Special Purposes Entities will be reflected in the Fund’s fee table.

Response: The Fund will not include in the fee table expenses associated with the Fund’s investment in the Special Purpose Entities because, as indicated in guidance issued by the Staff in the Staff’s responses to certain questions raised in connection with amendments to the fee table adopted in the Fund of Funds release in June 2006, expenses associated with investments in entities not traditionally considered pooled investment vehicles are not required to be included as “Acquired Fund Fees and Expenses” in an acquiring fund’s fee table. In its guidance, the Staff stated that “Acquired Fund Fees and Expenses” is intended to include the expenses of investments in investment companies, hedge funds, private equity funds and other entities traditionally considered pooled investment vehicles. That guidance further notes the Staff view that a fund’s fee table expenses need not include those expenses associated with the fund’s investments in structured finance vehicles, collateralized debt obligations or other entities not traditionally considered pooled investment vehicles. The Special Purpose Entities in which the Fund is expected to invest are segregated accounts of a reinsurance company which do not have an investment adviser. The Fund does not believe such segregated accounts are entities traditionally considered pooled investment vehicles. Consequently, based on the Staff’s guidance, the Fund believes that the expenses associated with investment by the Fund in the Special Purpose Entities are not required to be disclosed in the Fund’s fee table.

c.

The disclosure states that the performance of each Special Purpose Entity will be “tied to underlying reinsurance transaction(s).” Please clarify the disclosure to explain the type of investments that Special Purpose Entities will be making.

Response: The disclosure has been revised in response to the Staff’s comment.

d.	Do such Special Purpose Entities have a specified term upon the expiration of which the respective entity will be dissolved and liquidated? We may have additional comments.

Response: The term of the Special Purpose Entities is typically expected to be unlimited.

e.	How are the equity-linked notes issued by Special Purpose Entities ranked in terms of priority? Does the Fund intend to invest on one particular “tranche”? We may have additional comments.

Response: The equity-linked notes of each Special Purpose Entity in which the Fund expects to invest will be direct, unsecured and unsubordinated obligations of the Special Purpose Entity which rank pari passu with any non-voting preferred shares issued by the Special Purpose Entity and ahead of the

February 9, 2017

voting shares in the Special Purpose Entity held by the general account of the reinsurance company. The fund will have indirect exposure to all underlying ILWs or catastrophe bonds held in each respective Special Purpose Entity and will not invest in a particular tranche of such entities.

f.	Will such Special Purpose Entities make regular payments to the Fund of premiums that the entities receive? See Comment 22 below.

Response: The Fund will not receive regular payments of premiums from the Special Purpose Entities. All premiums received by a Special Purpose Entity will generally be reinvested in additional ILWs or catastrophe bonds.

6.

Comment: The disclosure indicates that the Fund may invest in other registered investment companies. If the expenses incurred indirectly by the Fund as a result of its investments in other investment companies, including temporary cash transfers to money market funds, may exceed 0.01 percent (one basis point) of average net assets, please ensure such expenses are properly reflected in the fee table under “Acquired Fund Fees and Expenses.” See Instruction 10.a. to Item 3 of Form N-2.

Response: It is currently expected that any expenses incurred indirectly by the Fund as a result of its investments in other investment companies, including temporary cash transfers to money market funds, will not exceed 0.01 percent (one basis point) of average net assets. The Fund confirms that if such expenses exceed 0.01 percent in the future, such expenses will be properly reflected in the fee table as “Acquired Fund Fees and Expenses.”

7.

Comment: The disclosure states that the Fund may invest in event-linked swaps. Please disclose, where appropriate, that the Fund may only enter into derivative investments that would otherwise be senior securities, such as event-linked swaps, to the extent that it sets aside, and marks to market daily, liquid securities equal to the Fund’s potential exposure under the instruments, as required by Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18,1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” (June 22, 1987) and “Merrill Lynch Asset Management, L.P.” (July 2, 1996).

In addition, if the Fund’s exposure from a derivative, such as an event-linked swap, is potentially its notional amount, please disclose that the Fund will set segregate that amount.

Response: The Fund may invest directly or indirectly in event-linked swaps for hedging purposes. Disclosure has been added in response to the Staff’s comment.

8.

Comment: Please disclose if the Fund’s investments in derivatives will be included in determining satisfaction of the 80% test, please confirm that they will be included based on their market value, rather than their notional value.

February 9, 2017

Response: The Fund’s principal investment strategies have been changed and an 80% investment strategy is no longer included.

9.

Comment: With respect to the Fund’s status as an interval fund, please disclose in the appropriate section of the Registration Statement how it will meet the requirements of Rule 23c-3(b)(10) in light of the illiquid nature of the Fund’s investments.

Response: The Fund submits that relevant disclosure requested by the Staff already appears in the Fund’s Prospectus under “PROSPECTUS SUMMARY - Interval Fund; Periodic Repurchase Offers” and “PERIODIC REPURCHASE OFFERS - Consequences of Repurchase Offers”.

10.	Comment: Please ensure that the pricing table will reflect all sales load and offering expenses.

Response: The Fund confirms that, as indicated in the pricing table, no sales loads will be charged. The disclosure has been revised in response to the Staff’s comment to clarify that registration fees and other expenses associated with the issuance of the shares will be borne by the Fund.

Prospectus Summary

General Comments

11.

Comment: In a standalone sub-section of the Prospectus Summary, please add disclosure explaining how the Fund’s management fee will be calculated. Please add related risks disclosure discussing the incentive to incur leverage as a result of the management fee being calculated on average total assets.

Response: Disclosure has been added in response to the Staff’s comment.

The Offering

12.

Comment: The disclosure states that the Fund expects to close to new investors upon the completion of the initial offering period. In the next sentence, it is stated that the Fund generally expects to “re-open” to investors “thereafter” and sell shares on a monthly basis. Please clarify the disclosure as the two statements appear contradictory, i.e. are only existing investors going to be able to purchase additional shares after the initial offering period?

Response: The disclosure has been revised in response to the Staff’s comment.

13.	Comment: The disclosure states that shares are available for purchase by “certain direct investors, which may be individuals, trusts, foundations and other

February 9, 2017

institutional investors.” Please disclose clearly all eligibility requirements applicable to investors.

Response: The disclosure has been revised in response to the Staff’s comment.

Investment Objective and Principal Investment Strategies

14.

Comment: The disclosure states that the Adviser “uses a combination of quantitative and qualitative analysis, considering, among other things, data and information obtained from proprietary and third party models.” Please add a description of the type of models and data used by the Adviser to evaluate investments. Please describe the Adviser’s experience in evaluating such investments.

It is also disclosed that the Adviser “analyzes each investment on an individual basis, relative to the fund’s entire portfolio, on a probability of loss basis for a specific geographic region and/or specified peril. In selecting ILWs or Structured Investments with exposure to ILWs, the Adviser considers the defined industry-wide, non-indemnity based loss parameter (i.e. ratio of total to insured losses) of the ILW.” Please revise the disclosure to explain the Adviser’s process in plain English.

Response: The disclosure has been revised in response to the Staff’s comment.

15.

Comment: It is stated that the Fund “expects to have substantial direct or indirect exposure to reinsurance contracts written by one or more reinsurers.” Confirm in correspondence that if the Fund invests 45% or more of its assets in securities issued by a single reinsurer, then the reinsurer may be considered a co-issuer of the Fund under Rule 140 of the Securities Act of 1933 (the “1933 Act”). Also confirm that if the Fund were to be regarded as engaged in a distribution of the securities of a reinsurer, or if a reinsurer were considered a co-issuer with the Fund, the Registration Statement would need to contain all required disclosure regarding that reinsurer, and that reinsurer would need to execute the Registration Statement as an issuer and would have issuer liability under the 1933 Act for the disclosure in the Registration Statement.

In the event the 45% threshold is crossed after the Registration Statement is declared effective, please confirm that the Fund will file a POS 8C promptly to comply with the requirements above.

Please include disclosure in the Registration Statement, and in the Fund’s periodic reports (when applicable), the following disclosure: the name of each reinsurer to which the Fund will have direct or indirect exposure exceeding 25% of the Fund’s assets, a description of the reinsurer and a discussion of any unique risks that the reinsurer presents.

February 9, 2017

Response: The Fund confirms that it does not currently expect to invest 45% or more of its assets in securities issued by a single reinsurer. In the unlikely event that the Fund does in the future invest 45% or more of its assets in the securities issued by a single reinsurer, the Fund confirms that it will observe the noted requirements. Further, disclosure has been added to include information relating to the Fund having indirect exposure exceeding 25% of the Fund’s assets to reinsurance contracts written by a particular reinsurer.

Principal Portfolio Composition

16.

Comment: Please revise the disclosure to describe more clearly the types of investments that the Fund intends to make directly and those investments that the Fund will be making primarily through Special Purpose Entities. Please use appropriate sub-headings to assist potential investors.

Response: The disclosure has been revised in response to the Staff’s comment.

17.	Comment: It is stated that ILWs are “privately negotiated instruments.” Please disclose the parties that typically negotiate such transactions, e.g. insurance companies, reinsurers, states, etc.

Response: The disclosure has been revised in response to the Staff’s comment.

18.

Comment: Please explain if the ILWs will be treated as derivatives under US GAAP. Please explain if there can be a loss in excess of the initial investment in the ILW. Please explain if there are any recourse agreements or commitments associated with Special Purpose Entities.

Response: The Fund expects to invest in ILWs indirectly through its investment in Structured Investments issued by Special Purpose Entities, primarily equity-linked notes which will be direct, unsecured and unsubordinated obligations of the Special Purpose Entity. While there is risk of loss of the entire amount invested (meaning the net exposure of the protection seller which is deposited in a segregated trust) in an ILW, there is no risk of loss or payment obligation in excess of the amount initially invested in the ILW and the ILWs are not expected to be treated as derivatives under US GAAP.

It is expected that there will be no recourse agreements or commitments associated with the Structured Investments in which the Fund intends to invest.

19.

Comment: With respect to the equity-linked bonds, please explain how such investments differ from traditional fixed income bonds. Explain whether investors, such as the Fund, will have a claim over the reference assets. Explain what “full transparency” with respect to each ILW means. Please define the term “Event-lined Bond Interests” and explain if the Fund intends to invest in such instruments.

February 9, 2017

Response: Traditional fixed income bonds typically pay a return in the form of fixed periodic payments and provide a return of principal at maturity. In contrast, the equity-linked notes in which the Fund invests pay a return to investors linked to the performance of underlying ILWs and/or catastrophe bonds held by the relevant Special Purpose Entity issuing the equity-linked note, which, in turn, is based upon the non-occurrence of a particular catastrophic event or events, as applicable. In addition, any amounts payable on the equity-linked notes in which the Fund invests will be reduced by any losses under the ILWs and/or catastrophe bonds held by the Special Purposes Entities issuing the equity-linked notes,. Such a reduction could result in a partial or full loss of principal on the equity-linked notes in the event of the occurrence of the triggering events specified in the ILWs and/or catastrophe bonds held by the relevant Special Purpose Entities.

The Adviser will have full access to information relating to each ILW and catastrophe bond in which the Fund will invest through its investment in the Special Purpose Entities, including information regarding the vetting and investment process and guidelines related to the choosing of each ILW and catastrophe bond to be held by the given Special Purpose Entity in which the Fund invests.

Finally, the inclusion of “Event-lined Bond Interests” in the Prospectus is an error. References to this term have been removed accordingly.

20.

Comment: With respect to event-linked bonds, please disclose whether the Fund intends to invest, directly or indirectly, in even-linked bonds that are rated below investment grade. Please explain whether such ratings reflect the NRSRO’s calculated probability that a trigger event is more likely to occur.

Response: The disclosure has been revised in response to the Staff’s comment. Event-linked bonds (also known as catastrophe bonds) are rated based on the probability of default due to a qualifying catastrophe triggering a loss of principal.

Other Investments

21.

Comment: With respect to reverse repurchase agreements, please confirm that for Section 18 purposes the Fund will segregate liquid assets whose value is equal to the actual or potential cash payment obligation at settlement.

Response: The Fund confirms that the Fund will segregate liquid assets in an amount required to comply with the 1940 Act in connection with any such investments.

February 9, 2017

Risk Factors

22.

Comment: In the sub-section titled “Reinsurance-related securities risk,” the disclosure states that the Fund is subject to the described risks either (i) directly, or (ii) indirectly or through its investment in one or more Special Purpose Entities, partnerships, securitizations, structured financings or other collective investment vehicles. Note that investments in “partnerships, securitizations, structured financings or other collective investment vehicles” are disclosed for the first time in this section. Are investments in such vehicles (other than Special Purpose Entities) going to be principal investments? If so, such investments must be adequately described in the principal strategies sections and the unique risks presented by each type of investment must be clearly disclosed.

Response: The disclosure has been revised to clarify that investment will be made through Special Purpose Entities.

23.

Comment: With respect to risks of investing in insurance loss warranties, it is disclosed that there may be substantial delays in releasing collateral and premiums to the Fund in order for third party assessors to release their findings. What is deemed to be “substantial” delays in payment of collateral and premiums in this case? How long will it typically take for the Fund to receive its premium, assuming no triggering events take place? Disclose.

Disclose what impact such delays in payment of premium will have on the Fund’s distributions. If the Fund will not have access to premiums for an extended period of time, how will the Fund be able to make required distributions under the Internal Revenue Code (the “IRC”) in order to maintain its tax status? Disclose. We may have additional comments.

Response: The Fund notes that it intends to invest, directly or indirectly, in industry loss warranties, not insurance loss warranties. The disclosure relating to industry loss warranties has been revised in response to the Staff’s comment.

24.

Comment: With respect to event-linked bonds, the disclosure states that the Fund is exposed to a variety of risks “including but not limited to “issuer (credit) default, adverse regulatory or jurisdictional interpretations and adverse tax consequences.” Are such risks deemed principal? If so, provide more detailed disclosure for each unique risk that is listed.

Response: The disclosure has been revised in response to the Staff’s comment.

25.

Comment: Under “Valuation risk,” please revise to explain that market quotations will not be available for a substantial portion of the Fund’s investments (disclose if that is substantially all of the Fund’s investments in ILS). Add disclosure to describe

February 9, 2017

the review conducted by the Adviser to ensure the accuracy of the valuations provided by the third party vendors. Indicate that the Board is ultimately responsible for valuation. Disclose specifically which investments are going to be valued by third party vendors. Describe the methodology for valuing investments in Special Purpose Entities. The last sentence in this sub-section is incomplete, please revise.

Response: The disclosure has been revised in response to the Staff’s comment.

26.

Comment: It is disclosed that “the Adviser, in selecting investments for the Fund, will generally consider risk models created by independent third parties, the sponsor of a reinsurance-related security or a broker.” Please disclose the potential conflicts of interest when relying on models created by a sponsor of a reinsurance-related security. How will the Adviser verify the completeness or accuracy of third party models?

The disclosure states that risks models are only one input in the risk analysis process used by the Adviser. Describe the other inputs.

Response: The Fund has been informed that the Adviser will not seek to verify the completeness or accuracy of third party risk models as such because third party risk models are used to provide additional data inputs after an internal analysis of the merits and risks of each investment in absolute terms and relating to the broader portfolio, and such risk models are not relied upon to drive investment decision making. Further, the third-party risk models used by the Adviser provide industry-standard information and are widely used. Finally, risk models are not used to predict the future, but to understand the expected impact of an event. Consequently, verification of the accuracy of the risk models is not possible. The disclosure has been revised in response to the Staff’s comments relating to conflict of interest and additional risk analysis inputs.

27.

Comment: The disclosure regarding tax risks, explains that the tax treatment applicable to various of the Fund’s principal investments is not entirely clear. Please file an opinion of counsel regarding the Fund’s ability to qualify as a RIC as an exhibit to the Registration Statement.

The disclosure states that the Fund “may limit and/or manage its holdings in PFICs to limit its tax liability or maximize its after-tax return” from certain ILS investments. In your response, please explain if the types of Special Purposes Entities are typically PFICs and explain how the Fund proposes to manage its exposure. Similarly, explain the same with respect to the Fund’s investments in CFCs. Does the Fund take the position that investments in equity-linked notes are not voting equity interests? We may have additional comments.

February 9, 2017

Response: The Fund will receive an opinion of counsel regarding the Fund’s ability to qualify as a registered investment company under Subchapter M of the IRC and will file the opinion of counsel as an Exhibit to the next amendment filing to the Registration Statement.

It is intended that the Special Purpose Entities in which the Fund will invest should not be PFICs or CFCs under current law. In addition, it is intended that the equity-linked notes in which the Fund will invest would not be treated as voting shares for U.S. federal income tax purposes.

28.	Comment: Under “Interest rate risk,” add disclosure language to explain the difference between maturity and duration of a fixed income security.

Response: The disclosure has been revised in response to the Staff’s comment.

Fees Paid to Third Parties

29.

Comment: Please explain the accounting treatment of the fees paid to third parties, such as special purposes vehicles, partnership, securitizations, structured financings and other collective investment vehicles.

Response: The Fund will invest in Structured Investments issued by Special Purpose Entities and may also invest in registered investment companies. A portion of the Fund’s investment in such vehicles will be indirectly borne by the Fund and used to pay the operating expenses and fees of such vehicles. These indirect costs will reduce the return to the Fund of its investment in such vehicles.

Summary of Fund Expenses

30.

Comment: Please disclose the assumptions about the amount of shares expected to be sold in the twelve months following effectiveness upon which the expense ratios in the table are based. Please ensure that the management fee reflects the percentage amount to be charged on average net assets.

Response:    The Fund respectfully submits that the Fund is not required to disclose in the Registration Statement assumptions about the amount of shares expected to be sold in the twelve months following effectiveness. The Fund confirms that the management fee in the Summary of Fund Expenses table reflects the percentage amount to be charged on average net assets.

31.	Comment: If the Fund may borrow for leveraging within its first twelve months, please add an “Interest Expense” caption under “Annual Fund Operating

February 9, 2017

Expenses” with an estimate of the interest costs that the Fund anticipates it may incur in its first year.

If an “Interest Expense” caption is added to the fee table, please also add a footnote to the caption that provides, in substance, the following information: (#) The Fund may borrow to make investments and the costs associated with such borrowing will be borne by the Fund’s investors. The figure in the table assumes that the Fund borrows for investment purposes an amount equal to     % of its average net assets (including such borrowed funds) during its first twelve months and that the annual interest rate on the amount borrowed [will]/[is assumed to] be     %.

Response: The Fund does not intend to borrow for leveraging within its first twelve months.

Net Asset Value

32.

Comment: The last paragraph includes a statement that the NAV of the Fund’s shares may change on days when an investor is not able to “purchase, redeem or exchange shares.” Please revise the statement in light of the fact that investors are generally unable to redeem or exchange shares.

Response: The disclosure has been revised in response to the Staff’s comment.

Statement of Additional Information

Investment Restrictions

33.

Comment: Fundamental policy (7) explains that the Fund intends to concentrate in the financial services group of industries. Please add disclosure regarding the Fund’s concentration in the appropriate sections discussing the Fund’s principal investment strategies in the Prospectus and include appropriate risks disclosures.

Response: The disclosure has been revised in response to the Staff’s comment.

Exhibits

34.

Comment: Please confirm that the Fund has received an opinion of counsel regarding the Fund’s ability to qualify as a registered investment company under Subchapter M of the IRC. Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings (Oct. 14, 2011).

Response: The Fund expects to receive an opinion of counsel regarding the Fund’s ability to qualify as a registered investment company under Subchapter M

February 9, 2017

of the IRC and will file the opinion of counsel as an Exhibit to the next amendment filing to the Registration Statement.

*  *  *  *  *

If you have any additional questions or comments, please do not hesitate to contact me at 617.951.8567 or Mana Behbin at 202.373.6599.

Sincerely yours,

/s/ Paul B. Raymond

Paul B. Raymond

cc:    F. Michael Gozzillo